SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: December 31, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Audible, Inc. 65 Willowbrook Boulevard Wayne, NJ 07470

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     We are unable to timely file our annual report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense because of the significant effort required in order to meet the accelerated filing date. As a result, we have not yet completed our financial statements and related disclosures for our annual report on Form 10-K for the year ended December 31, 2004; nor have we completed our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004. During 2004 and through the date of the filing of this Notice, management has spent considerable time and resources analyzing, documenting and testing its system of internal control. This evaluation of internal control over financial reporting has not yet been completed and we do not expect to have it completed by the time we file our annual report. We will rely on SEC Release No. 34-50754 (Order Under Section 36 of the Securities Exchange Act of 1934 Granting an Exemption from Specified Provisions of the Exchange Act Rule 13a-1 and 15d-1), and afford ourselves of the 45 day extension to present our report on internal control over financial reporting. However, to date, we have identified material weaknesses involving internal controls over accounting for our retail promotion program, internal controls over accounting for content costs, and internal controls over our financial statement closing process. Because of these material weaknesses, management has concluded our internal control over financial reporting was not effective as of December 31, 2004. As a result, we expect that when we issue our amended Form 10-K, our independent registered public accounting firm will issue an adverse opinion on the effectiveness of internal control over financial reporting. We may identify additional control deficiencies in our internal control over financial reporting as we continue our assessment. We are working diligently to finalize and file our annual report on Form 10-K as soon as possible.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Andrew P. Kaplan	973	837-2700

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|  |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Audible, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005	By:	/s/ Andrew P. Kaplan Andrew P. Kaplan Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).